Exhibit 99.2

 ARRIS RESOURCES INC.
1250 West Hastings Street
Vancouver, British Columbia V6E 2M4
Telephone No. (604) 687-0879 / Facsimile No. (604) 408-9301
Email: info@arrisresources.com

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS ADJOURNMENT

To: The Shareholders of Arris Resources Inc.

TAKE NOTICE that the special meeting (the "Meeting") of shareholders (the "Arris Resources Shareholders") of Arris Resources Inc. (the "Company") to be held at 1250 West Hastings Street, Vancouver, British Columbia on December 8, 2009 at 10:00 a.m. (Vancouver time) pursuant to an order of the Supreme Court of British Columbia, will proceed with certain items as set forth in the Notice of Meeting dated November 13, 2009 and the Meeting will then be adjourned to January 5, 2010 (the “Adjourned Meeting”) and continue with the business left unfinished which is:

1.

to consider and, if thought fit, pass, with or without variation, a special resolution that will authorize the alteration of the Company’s Notice of Articles and Articles to amend and increase the authorized share capital of the Company to provide for an unlimited number of Class “B” preferred shares without par value, issuable in series.

Such Class “B” preferred shares having such special rights and restrictions as are more particularly set out in the accompanying Supplement.

The Supplement provides additional information relating to the creation of the Class “B” preferred shares to be dealt with at the Adjourned Meeting and is deemed to form part of this Notice and is in addition to and is read in conjunction with the Information Circular dated November 5, 2009. Also accompanying this Notice and Supplement is a form of Supplemental Proxy for use at the Adjourned Meeting. Only Arris Resources Shareholders of record at the close of business on November 6, 2009, will be entitled to receive notice of and vote at the Adjourned Meeting.

Registered Arris Resources Shareholders unable to attend the Adjourned Meeting are requested to date, sign and return the enclosed form of Supplemental Proxy and deliver it in accordance with the instructions set out in the Supplemental Proxy and in the Supplement. If you are a non–registered Arris Resources Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your shares of the Company not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 11th day of December, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

       ”Lucky Janda”
Lucky Janda
President